June 3, 2026

Leonard Mazur
Chief Executive Officer
Citius Oncology, Inc.
11 Commerce Drive, First Floor
Cranford, New Jersey 07016

        Re: Citius Oncology, Inc.
            Registration Statement on Form S-3
            Filed May 29, 2026
            File No. 333-296360
Dear Leonard Mazur:
       This is to advise you that we have not reviewed and will not review your registration statement.
       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
       Please contact Chris Edwards at 202-551-6761 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:    Christopher P. Agoranos, Esq.